UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Effective June 21, 2024, the Cazoo Group Ltd’s (“we,” “us,” “our,” “Cazoo,” or the “Company”) corporate website will be https://www.cazoogroupltd-shareholders.co.uk/. Shareholders should refer to this website, in addition to www.sec.gov, to view our filings with the SEC, including the proxy statement that will be filed in connection with the previously announced Extraordinary General Meeting of Shareholders (the “EGM”), which will be held on July 2, 2024. As previously disclosed, the EGM is being held to seek shareholder approval of the winding up of the Company.

Forward-Looking Statements

This report contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “plan,” “seek,” “intend,” “will,” “could,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) our ability to complete the winding up in a timely manner; (2) that our shareholders will not realize any value in the Company’s shares; (3) the holders of our Senior Secured Notes will have significant influence over all shareholder votes, and they, as secured creditors, will have interests different from our shareholders; (4) the risk that shareholders may not approve the Company’s winding up process (5) that our warrantholders will receive nothing for their warrants; (6) the likelihood that our creditors will not receive a full recovery in connection with our winding up; (7) the risk that our shareholders will not be able to buy or sell shares after we close our share transfer books in connection with the Cayman Island winding-up process; (8) the impact of business uncertainties in connection with the winding up; (9) the risk that we may have liabilities or obligations about which we are not currently aware; (10) the risk that the cost of settling our liabilities and contingent obligations could be higher than anticipated; (11) uncertainties associated with the listing of the shares on the OTC Pink market; and (12) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Form 6-K filed on March 6, 2024 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: investors@cazoo.co.uk

Media:

Cazoo: press@cazoo.co.uk

Jess Reid – Teneo +44 (0) 7919 685287

Anthony Di Natale – Teneo +44 (0) 7880 715975

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: June 21, 2024	By:	/s/ Gareth Purnell
Gareth Purnell
Chief Financial Officer